02023488

VF 8-5-02

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...ITED STATES
...D EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 17 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INNOVATIVE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 S. Executive Drive, Suite #210
(No. and Street)

Brookfield	WI	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik Swenson (262) 641-0800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalin, Wayne R.
(Name — *if individual, state last, first, middle name*)

2323 North Mayfair Road, L30	Wauwatosa	WI	53226
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 8-5-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Duane A. Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovative Securities, Inc., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVATIVE SECURITIES, INC.
12300 West Center Street, Suite 150
Wauwatosa, Wisconsin 53222

February 6, 2002

Dalin Lindseth & Company, S.C.
2323 North Mayfair Road, L30
Wauwatosa, Wisconsin 53226

Dear Mr. Dalin:

Innovative Securities, Inc. acknowledges that it has responsibility for the fair presentation of the balance sheet dated December 31, 2001. The following representations are made:

1. The financial records and minutes of meetings of stockholders and directors provided to the auditors were complete.

2. All related party transactions have been disclosed to the auditors.

3. Innovative Securities, Inc. is in compliance with all regulatory agencies in regards to its financial reporting practices. It has no knowledge of violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

4. The liabilities reported in the financial statements are at their proper amounts and there are no material unrecorded liabilities.

5. No assets have been pledged or assigned.

6. Receivables, if any, known to be uncollectible have been charged off, and adequate provision has been made for adjustments and losses in the collection of receivables.

7. There were no subsequent events that would effect the balance sheet as of December 31, 2001 or that should be noted in the financial statements.

Sincerely,

Gail B. Dallmann

Gail B. Dallmann
Secretary

GBD/klr

F:\ISI\WP\DALIN AUDIT ENGAGEMENT 2002.LTR.doc

INNOVATIVE SECURITIES, INC.

Financial Statement

December 31, 2001

Table of Contents

Independent Auditor's Report

February 6, 2002

To the Board of Directors
Innovative Securities, Inc.

We have audited the accompanying Statement of Financial Condition of Innovative Securities, Inc. as of December 31, 2001 and the related Statements of Income, Changes in Stockholder's Equity, and Cash Flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Securities, Inc. as of December 31, 2001, and the results of its operations, changes in financial position and cash flows for the year ended December 31, 2001 in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Dalin Lindseth & Co., S.C.

Dalin Lindseth & Co., S.C.

INNOVATIVE SECURITIES, INC.
Statements of Financial Condition
(With auditors report of February 6, 2002)
As of December 31, 2001

ASSETS	2001	
Current Assets		
Cash	10,246	
Total Current Assets		10,246
Property, Plant and Equipment		
Office equipment (net of accumulated depreciation)	283	
Total Property, Plant and Equipment		283
Total Assets		10,529

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	-0-
Stockholder's Equity	
Common Stock - $1 par value, 56,000 shares authorized, 100 shares issued	100
Paid in Capital	11,900
Retained Earnings	1,836
Less: Treasury Stock	(3,307)
Total Stockholder's Equity	10,529
Total Liabilities and Stockholder's Equity	10,529

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Income
(With the auditor's report of February 6, 2002)
For the year ended December 31, 2001

	2001	Percentage of Revenue
Revenues		
Commissions	65,251	100.0
Expenses		
Commissions	53,047	81.3
Consulting	400	.6
Depreciation	189	.3
Filing and Registration	(621)	(1.0)
Labor – Contract	6,959	10.7
Memberships and Dues	427	.7
Office Supplies	93	.1
Professional Fees	1,414	2.2
Rent	1,200	1.9
Telephone	600	.9
Travel and Entertainment	1,519	2.3
Total Expenses	65,227	100.0
Net Income (Loss)	24	.0

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
(With the auditor's report of February 6, 2002)
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance – January 1, 2001	100	11,900	1,812	(1,654)
Net Income (Loss)	-	-	24	-
Purchase of Treasury Stock	-	-	-	(1,653)
Balance – December 31, 2001	100	11,900	1,836	(3,307)

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Schedule of Changes in Working Capital
(With the auditor's report of February 6, 2002)
For the year ended December 31, 2001

	Increase (Decrease) in Working Capital
Current Assets	
	2001
Cash	(1,440)
Current Liabilities	-0-
Net Change in Working Capital	(1,440)

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Cash Flows
(With auditor's report of February 6, 2002)
For the year ended December 31, 2001

Cash flows from operating activities:	2001
Net Income (Loss)	24
Items Not Affecting Cash Balances:	
Depreciation	189
Net cash applied by operating activities	213
Cash flows from financing activities:	
Purchase of Treasury Stock	(1,653)
	(1,440)
Cash, beginning of period	11,686
Cash, end of period	10,246

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Notes to Financial Statements
(With the auditor's report of February 6 2002
For the year ended December 31, 2001

Note #1 Organization

The Company was incorporated on May 25, 1988 as a broker-dealer engaged in the business of selling securities. The Company was activated in March, 1989, as a wholly-owned subsidiary of Diversified Asset Corp. ("Diversified"). On December 31, 1991 the company purchased all outstanding shares from Diversified and sold these shares to: Duane Swenson (26%), Eric Swenson (26%), Gail Dallmann (24%), and Edward Broesamle (24%). On August 8, 2000, the Company entered into a Redemption Agreement with Mr. Broesamle to purchase all of his outstanding shares. Terms of the agreement called for 6 consecutive monthly payments of $551.20, starting in October of 2000, and ending in March, 2001. On August 17, 2001 Gail Dallman sold shares to Roy Hauswirth and Nancy Cleveland. As a result of the share activity in 2000 and 2001, ownership interest is as follows:

Duane Swenson	31 ½ %
Erik Swenson	31 ½ %
Gail Dallman	5 %
Roy Hauswirth	16 %
Nancy Cleveland	16 %

Note #2 Summary of Significant Accounting Policies

A. Commission Revenue and Expense
Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities.

B. Income Taxes
The Company uses the tax reduction method of recognizing tax credits in the years that they are utilized.

Note #3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall exceed 8 to 1 in the first twelve months of operations and 115 to 1 thereafter (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $10,529.00, which exceeded its required net capital of $5,000. The Company's net capital ratio at December 31, 2001was 0 to 1.

Note #4 Related Party Transactions

Duane A. Swenson, Erik A. Swenson, Gail B. Dallmann Roy Hauswirth and Nancy Cleveland are Directors and Shareholders of the Company.

The Company was involved in the following related party transactions in 2001:

	Commissions	Consulting	Total Paid
Paid to Erik A. Swenson	33,794.78	126.00	33,920.78
Paid to Duane A. Swenson	5,361.00	126.00	5,487.00
Paid to Gail B. Dallmann	-0-	20.00	20.00
Paid to Roy Hauswirth	-0-	64.00	64.00
Paid to Nancy Cleveland	-0-	64.00	64.00

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

INNOVATIVE SECURITIES, INC.
Schedule I
Computation of Net Capital and Other Required Information
Under Rule 15c3-1 of the Securities and Exchange Commission
(With the auditor's report of February 6, 2002)
As of December 31, 2001

Net Capital	2001
Total stockholder's equity	10,529
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	10,529
Deductions and/or charges:	-0-
Net Capital	10,529
Aggregate Indebtedness	-0-
Computation of Basic Net Capital Requirements	
Minimum net capital required	5,000
Excess net capital at 1500%	10,529
Excess net capital at 1000%	10,529
Ratio: Aggregate indebtedness to net capital	0 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital, as required in Company's Part II (unaudited) FOCUS report	10,529
Net audit adjustments	-0-
Net Capital (per above)	10,529

February 6, 2002

To the Board of Directors
Innovative Securities, Inc.

We have audited the financial statements of Innovative Securities, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 6, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Innovative Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Innovative Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,

Dalin Lindseth + Co., S.C.

Dalin Lindseth & Co., S.C.